UNITEDHEALTH GROUP

2004
Annual
Report

The Measure of a Company



Quality

Affordability

Accessibility

Usability

By conventional standards of measurement, UnitedHealth Group achieved strong performance across its diverse set of businesses in 2004. But as important as financial results are, they alone do not fully convey the tangible advances in our efforts to promote optimal health for all people.

Perhaps most gratifying is the measurable progress UnitedHealth Group continues to make toward addressing key challenges in health care. This is being realized by marshaling unparalleled capabilities in organizing resources, developing and applying technology, and using data to enhance knowledge across a diverse set of markets. The strategic focus of our company, which has remained unchanged for more than a decade and a half, centers on making the health care system — a system rich in capability, but consistently inefficient, variable in its results and challenging in its accessibility — work better.

Over these years, we have held fast to our key beliefs in offering choice and access, simplifying the health care experience, promoting safe and evidence-based medicine, facilitating care for people and, ultimately, improving affordability. These core principles and elements — focused on the needs of the marketplace rather than a particular product or capability — have served as our impetus to pursue innovations and opportunities across the full spectrum of the health and well-being arena. In so doing, we have had a meaningful impact on advancing health and well-being for the constituencies we serve.

The shared commitment of our employees, regardless of individual responsibilities or involvement in a particular business unit, is that in everything we do we must ultimately address the basic needs of our customers. More than ever, we are committed to making the needs of customers our priority, and to further act on what we have long believed.

UnitedHealth Group has been — and will continue to be — an important innovator and advocate for addressing the issues of quality, affordability, accessibility and usability in health care.

While these objectives have been present in the past, we have refined our focus around four imperatives. Our individual and collective activities will be relentlessly directed at achieving:

> Higher quality and better health outcomes,

> Affordability of services,

> Accessibility to care, and

> Ease of use of benefits and services.

By addressing these fundamental needs, and thereby excluding all other distractions and activities that do not align with these imperatives, we effectively dedicate our resources and capabilities to the needs of our customers and, in turn, help create a more efficient, progressive, fair and compassionate health care system for everyone.

Our efforts to date have been fruitful. We have succeeded in meeting the needs of an increasingly diverse set of clients and market segments, and this has allowed us to provide meaningful advances for our shareholders as well:

> Strong revenue growth has been driven by an expanding customer base, which has accessed both new and established services.

> Health care cost trends have been contained through an array of services and programs designed to reduce inappropriate variation in care, increase the use of necessary services and more effectively purchase services critical to those in need.

> Operating margins have continued to expand as gains from the practical application of technology have increased service quality and efficiency, and simultaneously lowered costs.

> Strong cash flows from operations have been generated by attention to best business practices. We have effectively utilized these strong cash resources to support operations, fund research and development activities, invest in innovations for the future, and support worthy social activities — documented by the company's strong return on equity, business expansion and continuing growth.



These results aside, it remains our belief that health care must work better, should be easier and simpler to use, and must be accessible for all people. As a society and a nation, we have not worked hard enough on this agenda. Our aspirations and actions are too modest, and our pace lacks appropriate urgency given the costs in both human suffering and the national economic resources we currently expend.

We believe the efforts of UnitedHealth Group and others are important to meeting the broad challenges related to health and well-being that affect our society, as well as those beyond our domestic borders. Certainly, our company alone cannot solve the significant issues surrounding health care for all citizens. That will require mutual participation by all parties involved in health care, particularly physicians and other providers of care, employers, government, intermediaries and consumers. While we urge these collective efforts to accelerate, we will move ahead with urgency. UnitedHealth Group has been — and will continue to be — an important innovator and advocate for addressing the issues of quality, affordability, accessibility and usability in health care.

Given our position and the potential before us, we are optimistic about the future. We have the tools, the capacity, the desire and, above all, the commitment of our people. Innovations, services and products from UnitedHealth Group have provided meaningful value to people across a broad set of health-related needs. We intend to continue our tradition of challenging the past in pursuit of a better future and remain confident that the beliefs and strategies we have long pursued will continue to yield positive results.

Sincerely,

William W. McGuire

William W. McGuire, M.D.
Chairman and Chief Executive Officer

We promote science-based decision-making because it is the surest way to achieve meaningful gains in health care quality — as well as affordability and access — for all Americans.

18 years How long UnitedHealth Group has championed a Centers of Excellence approach to developing specialized networks with proven expertise in meeting complex care needs.

125,000 clinical quality reports The number of evidence-based guideline reports sent to individual physicians in 2004, which provide them with data comparing their clinical practices to peers across 14 nationally established benchmark measures. Patients who may not have received a recommended screening or treatment are also identified, so the physicians can act immediately to improve clinical quality.

18 terabytes The amount of information in the Ingenix Galaxy database, a storehouse of statistically relevant, longitudinal medical, laboratory and pharmacy data elements that enables physicians, care providers, insurers and payers to evaluate and improve clinical performance.

5 million clinical resource books The number of free copies of *Clinical Evidence*, the prestigious international source of the best available evidence for effective care from BMJ Publishing Group (British Medical Journal), that have been sent during the past five years to America's physicians, nurses and health officials through the financial support of United Health Foundation, which is solely funded by UnitedHealth Group.

100% NCQA/JCAHO accreditation All UnitedHealth Group health plans are accredited by the National Committee for Quality Assurance (NCQA) or the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), nationally known, independent, nonprofit organizations that evaluate health plans based on quality and consumer protection standards.

No. 1 UnitedHealth Group's ranking in *Fortune* magazine's 2005 list of the most admired health care companies.



46,000,000 Individuals

The number of people who, through UnitedHealth Group, have access to nationally recognized Centers of Excellence in the areas of transplantation, congenital heart disease, kidney dialysis, reproductive services and complex cancer care.

AFFORDABILITY

In an era of double-digit annual increases in health care costs, UnitedHealth Group measures achievement by our success in easing the financial burden on individuals and employers.

$60 billion and growing Total volume of annual health care spending represented by our businesses as they pursue the highest quality and most cost-effective relationships with the medical delivery and life sciences system.

880,000 financially engaged individuals The number of people taking a more active role in their health care buying decisions as users of new consumer-driven, account-based health benefit products offered by UnitedHealth Group businesses.

10% to 50% discounts The range of savings a typical consumer with traditional health benefits can realize by using UnitedHealth Group's discount buying program, UnitedHealth Allies℠, for out-of-pocket health and well-being expenses.

$330 million saved Annual savings in prescription drug expenses realized by UnitedHealth Group customers when compared to national cost trends.

51% of physicians The percentage of physicians who, responding to peer-to-peer feedback discussions through the UnitedHealth Group physician data-sharing program, modified their clinical practice patterns to align with nationally recognized, evidence-based care standards. Focusing their resources on services with demonstrated effectiveness, while reducing variations in practice, reduces costs and improves quality.



2,500,000

Seniors

The number of seniors who significantly lower their pharmaceutical costs through leading prescription drug discount card programs provided by Ovations.

ACCESSIBILITY

Organizing health and well-being services into usable networks with meaningful financial savings, facilitating the optimal use of resources, designing affordable benefit plans: All of these activities contribute to making health care more accessible.

5,000 clinical professionals The number of trained clinical experts employed by UnitedHealth Group who are directly involved in helping people access and use quality care services.

175,000 ancillary care providers The number of dentists, behavioral health professionals, vision specialists, chiropractors, physical therapists and complementary care providers organized into accessible programs for customers through various UnitedHealth Group businesses.

17 years How long UnitedHealth Group has been coordinating access to health care services for elderly and chronically ill individuals through the Evercare program. Today, it operates one of the largest networks of geriatric care teams in America, serving seniors in both community and home care settings.

20% of new subscribers The percentage of people who purchase HSA (health savings account) policies from Golden Rule and who were previously uninsured. The HSA plans offer an affordable coverage option for individuals and families: 30% of the HSA plan buyers earn less than $50,000; 63% are over age 40; and 58% buy family coverage.

13 states The number of states where AmeriChoice is providing affordable, high-quality health care services to 1.3 million beneficiaries of Medicaid programs and other state-sponsored health care programs.

15 million patients The number of low-income Americans who receive essential health care services from nonprofit community health centers. United Health Foundation is helping address this need through financial support for state-of-the-art nonprofit community health centers in Washington, D.C., Miami and New York City, and school-based health care centers throughout New Mexico.





The number of uninsured people eligible for a first-of-its-kind flexible and affordable health benefits program through the partnership between UnitedHealth Group and 60 major companies in the HR Policy Association.

3,000,000

Workers and early retirees

By making services easier to use, we achieve dramatic improvements in the customer experience while lowering costs.

18 million cards The number of electronic ID cards in circulation that enable real-time verification of benefits eligibility for UnitedHealth Group customers. Stored-value cards also were introduced that let consumers pay for qualified health care expenses directly from health savings accounts, health reimbursement accounts and flexible spending accounts.

700,000 physicians The number of doctors licensed in the United States, all of whom can use UnitedHealthcare Online® to send transactions electronically, regardless of their affiliation. By offering free connectivity tools to all physicians and other health care providers, UnitedHealth Group promotes easier, more efficient services with lower administrative costs, facilitating 121 million provider transactions via the Internet and electronic channels on an annualized basis.

230,000 people The number of individuals covered by health savings accounts opened since they were introduced by UnitedHealth Group businesses. Health savings accounts offer tax advantages to the individual, are personal rather than employer assets, and are portable from job to job.

85% electronic transactions An efficient, artificially intelligent operating environment enables UnitedHealth Group to avoid manual processing for 85% of claim and customer care transactions, thus improving accuracy, expediting service and lowering cost.

22 million people The number of individuals who can view UnitedHealth Premium℠ designations for leading physicians and hospitals in three specialty areas of medicine: cardiac care, cancer care and orthopedic care. The new program identifies quality specialists and facilities based on evidence-based treatment standards, clinical guidelines and independent, expert physician advice.

19 seconds The average time currently required for UnitedHealth Group to answer a customer phone call. In 2004, 19 million customer calls were answered personally.

300,000,000

Annualized transactions — Internet and electronic channels 2005 projected

Dedicated Internet service portals give consumers, physicians, employers and brokers convenient access to information and service capabilities, while lowering administrative costs.



Less than 100,000
4,000,000
38,100,000
128,800,000
218,100,000
2000
2001
2002
2003
2004

Business Overview

UnitedHealth Group is a diversified health and well-being company serving 55 million Americans. Across the spectrum of products, services and resources we provide, there is a single yardstick against which all UnitedHealth Group actions can be measured: making health care work better.

The measure of UnitedHealth Group

> Providing broad and convenient access to the most comprehensive spectrum of health and well-being services available today.

> Offering flexible, modular product designs that customers can seamlessly integrate to meet varying benefit needs and funding requirements.

> Implementing clinical quality processes that promote evidence-based standards of care to help physicians and care providers improve health outcomes and reduce the level of resources expended on unnecessary or unsupported approaches and interventions.

> Minimizing debilitating and costly health complications through care advocacy services and clinical intervention programs that help people with chronic and acute illnesses to access, coordinate and manage care services effectively.

> Extending services to diverse and economically disadvantaged people through lower-cost offerings, state-funded Medicaid programs and support of community health centers in low-income areas.

> Applying technology in practical ways to simplify transaction processing, make services easier to use and decrease costs.

> Providing data and analytic tools and services to all sectors of the health care system in order to advance meaningful analyses aimed at improving clinical and financial performance.

> Driving continuous improvements in service quality, reliability and customer satisfaction.

Financial performance

(in millions)	2004	2003	2002
Revenues	**$ 37,218**	$ 28,823	$ 25,020
Earnings From Operations	**$ 4,101**	$ 2,935	$ 2,186
Operating Margin	**11.0%**	10.2%	8.7%
Cash Flows From Operating Activities	**$ 4,135**	$ 3,003	$ 2,423

The best overall health outcomes are achieved and sustained when specialized health, wellness and ancillary benefit services are part of an integrated portfolio of basic medical benefit plans. Success for Specialized Care Services is measured through its comprehensive platform of specialty benefits, services and resources; operational capabilities that enable seamless integration with basic medical services, simplifying the health care experience and lowering overall benefit and administrative costs; and clinical guidance that helps customers access and use specialized services effectively.

The measure of Specialized Care Services

> Providing high quality, affordable behavioral health and substance abuse services to more than 22 million individuals through the United Behavioral Health national network of more than 61,000 clinicians.

> Seamlessly integrating employee assistance and work/life programs through LifeEra to improve individual well-being and increase productivity for employers. From high-risk issues such as substance abuse to everyday issues like childcare and eldercare, LifeEra helps individuals find the solutions, resources and tools they need to meet the challenges of daily living.

> Providing personal health services through Optum to help individuals stay well, get healthy or live with illness. Evidence-based medicine, enabling technology and specially trained nurses combine to address an individual's unique health needs, make referrals to appropriate resources, close gaps in care and help manage health care costs. Optum's integrated solutions span the continuum of health care needs — from health assessments and lifestyle modification programs to 24/7 telephonic nurse services for acute medical needs to case management and disease management for complex and chronic conditions.

> Advancing better clinical outcomes for individuals with complex and rare medical conditions through United Resource Networks by providing access to America's leading centers in the areas of transplantation, complex cancer care, congenital heart disease, kidney dialysis and reproductive services.

> Improving the affordability and effectiveness of physical medicine services through ACN Group, including chiropractic and physical therapy services, by using an evidence-based approach to enhance the consistency and quality of care delivered. ACN Group provides access to consumer-direct health and fitness solutions and discounted products through its myRenewell℠ program.

> Delivering affordable, innovative vision care solutions to the nation's leading employers through Spectera, which serves more than 9 million individuals through experienced, customer-focused professionals and one of the nation's most accessible, diverse vision care networks.

> Providing customized dental solutions to meet the needs of the entire work force through Dental Benefit Providers' leading products and network, distribution and technology capabilities.

> Integrating accident, short-term disability, critical illness and life insurance products into employers' overall benefits programs through Unimerica Workplace Benefits.

Financial performance

(in millions)	2004	2003	2002
Revenues	**$ 2,295**	$ 1,878	$ 1,509
Earnings From Operations	**$ 485**	$ 385	$ 286
Operating Margin	**21.1%**	20.5%	19.0%

Uniprise provides innovative, customized and highly integrated information, technology, health care benefit management and financial services solutions to the health and well-being marketplace. Its success can be measured in the more than 425 large employers and the growing group of health care intermediaries and administrators who choose Uniprise for their services.

The measure of Uniprise

> Providing a single gateway to a wide array of services from UnitedHealth Group to create highly customized programs of benefit solutions that meet the unique needs of large organizations. Uniprise today serves nearly 10 million employees and dependents of large employers and institutions.

> Promoting affordable access and effective use of services through care management and facilitation, access to national Centers of Excellence and Premium Networks, and innovative benefit designs that incorporate financial incentives to recognize, promote and reward quality care.

> Achieving greater consumer engagement and individual benefit ownership through Definity Health. UnitedHealth Group's consumer-driven health plan business, including Definity, currently enables 880,000 individuals to take control of their health and benefits through consumer-driven health plans by aligning their consumption of health care with their unique needs, preferences and values.

> Offering a highly scalable, efficient, technology-based operating environment to enhance efficiency and quality of services for Uniprise and UnitedHealthcare customers and for independent health care companies. Uniprise processed more than 220 million claims in 2004, nearly 80 percent of them through advanced electronic processing technology.

> Providing affordable benefit solutions for previously underserved needs, including a basic benefit plan for uninsured, part-time and lower wage employees; benefits coverage for pre-Medicare and Medicare-eligible retirees; and an employee discount program for many out-of-pocket health-related expenses.

> Advancing proprietary state-of-the-art banking and financial service processes and technologies to improve the way health care works for all participants. These capabilities enable account-based products such as health savings accounts, health reimbursement accounts, personal benefit accounts and flexible spending accounts, along with a comprehensive array of electronic swipe cards and Internet solutions. Uniprise has more than 18 million electronic cards in circulation.

> Seamlessly integrating human and technological solutions to deliver quality customer care for nearly 18 million individuals annually and supporting more than 218 million transactions via the Internet and electronic channels on an annualized basis.

> Providing care providers, payers, independent service bureaus and financial institutions with a financial infrastructure to serve consumers through electronic card products, consumer health accounts, banking and electronic payment solutions, and print and mail solutions through Exante Financial Services. These products simplify payment processes, improve satisfaction rates and lower transaction costs.

Financial performance

(in millions)	2004	2003	2002
Revenues	**$ 3,365**	$ 3,107	$ 2,725
Earnings From Operations	**$ 677**	$ 610	$ 517
Operating Margin	**20.1%**	19.6%	19.0%

UNITEDHEALTHCARE

Regardless of whether the customer is a small or mid-sized business, large local organization or an individual, they all value the same thing: convenient access to affordable, high-quality health care. For UnitedHealthcare, success is measured by how well it helps customers achieve that goal.

The measure of UnitedHealthcare

> Serving customers with broad, convenient access to health and well-being services through a single network platform that includes more than 460,000 physicians and care professionals and 4,200 hospitals across America.

> Broadening access through unique strategic alliances with not-for-profit health care providers, including Medica Health Plans and Harvard Pilgrim Health Care, to enhance health care access and affordability in the Upper Midwest and New England, respectively.

> Making health care more affordable by leveraging the purchasing capacity of 22 million Americans and $60 billion in purchased medical services to achieve the best value for care services, medical devices, pharmaceuticals and diagnostic testing.

> Providing the broadest array of choices in affordable benefit products and services, including coverage options for individuals, small businesses and mid-sized employers; affordable self-funded products for small businesses; and integrated benefit programs for public entities, municipalities, universities and large local employers.

> Serving consumers with information to make health care choices that favorably impact the quality and affordability of health care. UnitedHealthcare offers consumer-driven health plans together with health-related spending accounts, as well as a vast array of consumer discount purchasing programs.

> Providing customers with access to the information they need to select care from local hospitals and physicians with proven success and expertise in delivery of cardiac, cancer and orthopedic care through the UnitedHealth Premium℠ program and extending access to nationally recognized Centers of Excellence for highly complex clinical needs.

> Promoting drug effectiveness and affordability through United Pharmaceutical Solutions, a provider of drug benefit programs that engage consumers in the buying decision, provide access to a full range of appropriate therapeutic agents and help them to choose the most clinically effective and optimally priced drugs.

> Enabling individuals with chronic and acute conditions to access and use resources more effectively through clinical outreach services, care facilitation and disease management programs, reminder programs, and consumer information services about health conditions and treatment options.

> Promoting evidence-based medicine by sharing Clinical Profiles and conducting peer-to-peer reviews with physicians, hospitals and other care providers.

> Simplifying and expediting transactions, while improving affordability, through the use of self-service tools and Internet portals for consumers, physicians and care providers, employers, and brokers.

Financial performance—Health Care Services

(includes the businesses of UnitedHealthcare, Ovations and AmeriChoice)

(in millions)	2004	2003	2002
Revenues	**$ 32,673**	$ 24,807	$ 21,552
Earnings From Operations	**$ 2,810**	$ 1,865	$ 1,328
Operating Margin	**8.6%**	7.5%	6.2%

OVATIONS

Ovations is dedicated to serving the health and well-being needs of people over age 50. With national Medicare expenditures reaching $300 billion annually and expected to rise by more than 150 percent over the next 10 years, success for Ovations is measured by how well it helps address this unique and growing need.

The measure of Ovations

> Offering a broad and unique array of affordable health insurance and related products for AARP members, including nearly 4 million people enrolled in the AARP Health Care Options program.

> Providing affordable, network-based Medicare health plans and services to more than 330,000 seniors and hundreds of employer retiree groups.

> Providing individualized care services through Evercare to more than 70,000 chronically ill and frail seniors. Independent studies show that the Evercare program has resulted in fewer unnecessary hospitalizations and nursing home placements, while earning high satisfaction ratings from enrollees, family members and physicians.

> Helping 2.5 million older Americans lower their prescription drug costs through leading prescription drug discount card programs.

> Helping adult children with aging parents by assessing their parents' health care needs, identifying resources and providing care advocacy and support.

> Assisting the British National Health Service in developing and providing care services to improve health outcomes and optimize resource use for older individuals.

> Helping employers with high retiree benefit costs improve services to retirees, especially those with serious and lifelong conditions, while conserving resources and managing costs to optimal efficiency.

AMERICHOICE

Helping states strategize and optimize their Medicaid programs to give people more access to needed health care services: That is the measure of success for AmeriChoice, a leading provider of health care and services to 1.3 million beneficiaries of government-sponsored health care programs in 13 states.

The measure of AmeriChoice

> Coordinating resources among family, physicians, other health care providers and government and community-based resources to ensure timely, effective care.

> Providing direct outreach assistance to individuals with serious, chronic health conditions to help them preserve optimal health and avoid debilitating complications by creating and overseeing personalized care management programs through the AmeriChoice Personal Care Model.

> Offering education and outreach programs that target the most frequent causes of severe health conditions among AmeriChoice beneficiaries, such as asthma, diabetes, sickle cell disease, hypertension and pregnancy.

> Using technology to identify members with the greatest needs, facilitate outreach and set benchmarks for clinical care for high-risk members.

> Conserving the resources of sponsoring states through innovative solutions that focus on coordination and quality of care, so more eligible citizens are able to receive the maximum level of care.

A leading provider of health care data, technology and analytic services, Ingenix measures success by its effectiveness in improving the quality and efficiency of health care decision-making and transaction processing for all sectors of the health care industry. This positively impacts the affordability, usability, quality and accessibility of the overall health care system.

The measure of Ingenix

> Delivering decision-support tools so employers, payers, insurers and consumers can make informed decisions about how to design and manage benefit offerings, direct health care spending and allocate resources, thus making the health care system more efficient, accessible and affordable for all.

> Providing information tools and services to assess treatment options using established, evidence-based criteria, which can improve the quality of care delivery and address the escalating costs of health care.

> Providing data and analytics to drive efficiency and quality by enabling hospitals, physicians and other care providers, employers, payers, pharmaceutical companies and researchers to compare, contrast and model performance data.

> Bringing world-class consulting capabilities to bear in the disciplines of benefit strategies, epidemiology, health economics and outcomes, health education and data analysis. By marshaling its vast body of knowledge, Ingenix assists companies in introducing new products, educating physicians about their use, and tracking product performance and safety through large-scale epidemiological or outcome-based research.

> Helping care providers and payers streamline and improve billing practices through state-of-the-art billing, claims and compliance technology and services. Claims management and coding tools help physicians and other care providers maximize resources, improve efficiency and submit claims that accurately comply with all Medicare and payer requirements. Billing and auditing tools for payers help to detect errors that can drive up costs.

> Providing global clinical trial support for key therapeutic areas, including oncology, central nervous system and infectious and pulmonary disease, to help pharmaceutical companies bring new therapeutic compounds to market quickly, safely and in a more cost-effective manner.

Financial performance

(in millions)	2004	2003	2002
Revenues	**$ 670**	$ 574	$ 491
Earnings From Operations	**$ 129**	$ 75	$ 55
Operating Margin	**19.3%**	13.1%	11.2%

Financial Review

FINANCIAL HIGHLIGHTS

(in millions, except per share data)	2004[1]	2003	2002	2001	2000
	For the Year Ended December 31,				
CONSOLIDATED OPERATING RESULTS					
Revenues	**$ 37,218**	$ 28,823	$ 25,020	$ 23,454	$ 21,122
Earnings From Operations	**$ 4,101**	$ 2,935	$ 2,186	$ 1,566	$ 1,200
Net Earnings	**$ 2,587**	$ 1,825	$ 1,352	$ 913	$ 736
Return on Shareholders' Equity	**31.4%**	39.0%	33.0%	24.5%	19.8%
Basic Net Earnings per Common Share	**$ 4.13**	$ 3.10	$ 2.23	$ 1.46	$ 1.14
Diluted Net Earnings per Common Share	**$ 3.94**	$ 2.96	$ 2.13	$ 1.40	$ 1.09
Common Stock Dividends per Share	**$ 0.03**	$ 0.015	$ 0.015	$ 0.015	$ 0.008
CONSOLIDATED CASH FLOWS FROM (USED FOR)					
Operating Activities	**$ 4,135**	$ 3,003	$ 2,423	$ 1,844	$ 1,521
Investing Activities	**$ (1,644)**	$ (745)	$ (1,391)	$ (1,138)	$ (968)
Financing Activities	**$ (762)**	$ (1,126)	$ (1,442)	$ (585)	$ (739)
CONSOLIDATED FINANCIAL CONDITION (As of December 31)					
Cash and Investments	**$ 12,253**	$ 9,477	$ 6,329	$ 5,698	$ 5,053
Total Assets	**$ 27,879**	$ 17,634	$ 14,164	$ 12,486	$ 11,053
Debt	**$ 4,023**	$ 1,979	$ 1,761	$ 1,584	$ 1,209
Shareholders' Equity	**$ 10,717**	$ 5,128	$ 4,428	$ 3,891	$ 3,688
Debt-to-Total-Capital Ratio	**27.3%**	27.8%	28.5%	28.9%	24.7%

Financial Highlights and Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

[1] UnitedHealth Group acquired Oxford Health Plans, Inc. (Oxford) in July 2004 for total consideration of approximately $5.0 billion and acquired Mid Atlantic Medical Services, Inc. (MAMSI) in February 2004 for total consideration of approximately $2.7 billion. These acquisitions affect the comparability of 2004 financial information to prior fiscal years. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group's consolidated financial statements since the respective acquisition dates. See Note 3 to the consolidated financial statements for a detailed discussion of these acquisitions.

Business Overview

UnitedHealth Group is a diversified health and well-being company, serving approximately 55 million Americans. Our focus is on improving the American health care system by simplifying the administrative components of health care delivery; promoting evidence-based medicine as the standard for care; and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and informatics; and health care resource organization and care facilitation to make health care work better. We provide individuals with access to quality, cost-effective health care services and resources. We promote the delivery of care, consistent with the best available evidence for effective health care. We provide employers with superb value, service and support, and we deliver value to our shareholders by executing a business strategy founded upon a commitment to balanced growth, profitability and capital discipline.

2004 Financial Performance Highlights

UnitedHealth Group had an excellent year in 2004. The company achieved diversified growth across its business segments and generated net earnings of $2.6 billion and operating cash flows of $4.1 billion, representing increases of 42% and 38%, respectively, over 2003. Other financial performance highlights include:

- Diluted net earnings per common share of $3.94, representing an increase of 33% over 2003.
- Revenues of $37.2 billion, a 29% increase over 2003. Excluding the impact of acquisitions, revenues increased 8% over 2003.
- Operating earnings of more than $4.1 billion, up 40% over 2003.
- Consolidated operating margin of 11.0%, up from 10.2% in 2003, driven primarily by improved margins on risk-based products, revenue mix changes and operational and productivity improvements.
- Return on shareholders' equity of 31.4%.

UnitedHealth Group acquired Oxford Health Plans, Inc. (Oxford) in July 2004 for total consideration of approximately $5.0 billion and acquired Mid Atlantic Medical Services, Inc. (MAMSI) in February 2004 for total consideration of approximately $2.7 billion. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group's Consolidated Financial Statements since the respective acquisition dates.

2004 Results Compared to 2003 Results

CONSOLIDATED FINANCIAL RESULTS

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers' health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services; transaction processing; customer, consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues increased by $8.4 billion, or 29%, in 2004 to $37.2 billion, primarily as a result of revenues from businesses acquired since the beginning of 2003. Excluding the impact of these acquisitions, consolidated revenues increased by approximately 8% in 2004 as a result of rate increases on premium-based and fee-based services and growth across business segments. Following is a discussion of 2004 consolidated revenue trends for each of our three revenue components.

Premium Revenues Consolidated premium revenues in 2004 totaled $33.5 billion, an increase of $8.0 billion, or 32%, over 2003. Excluding the impact of acquisitions, premium revenues increased by approximately 8% in 2004. This increase was due in part to average net premium rate increases of approximately 9% on UnitedHealthcare's renewing commercial risk-based business, partially offset by a slight decrease in the number of individuals served by UnitedHealthcare's commercial risk-based products and changes in the commercial product benefit and customer mix. In addition, Ovations' premium revenues increased largely due to increases in the number of individuals it serves through Medicare Advantage products and changes in product mix related to Medicare supplement products, as well as rate increases on all of these products. Premium revenues from AmeriChoice's Medicaid programs and Specialized Care Services' businesses also increased due to advances in the number of individuals served by those businesses.

Service Revenues Service revenues in 2004 totaled $3.3 billion, an increase of $217 million, or 7%, over 2003. The increase in service revenues was driven primarily by aggregate growth of 4% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during 2004, excluding the impact of acquisitions, as well as annual rate increases. In addition, Ingenix service revenues increased due to new business growth in the health information and clinical research businesses.

Investment and Other Income Investment and other income totaled $388 million, representing an increase of $131 million over 2003. Interest income increased by $134 million in 2004, principally due to the impact of increased levels of cash and fixed-income investments during the year from the acquisitions of Oxford, MAMSI and Golden Rule Financial Corporation (Golden Rule), which was acquired in November 2003. Net capital gains on sales of investments were $19 million in 2004, a decrease of $3 million from 2003.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio decreased from 81.4% in 2003 to 80.6% in 2004. Excluding the AARP business,[1] the medical care ratio decreased 50 basis points from 80.0% in 2003 to 79.5% in 2004. The medical care ratio decrease resulted primarily from net premium rate increases that slightly exceeded overall medical benefit cost increases and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior fiscal years that are identified in the current year are included in total medical costs reported for the current fiscal year. Medical costs for 2004 include approximately $210 million of favorable medical cost development related to prior fiscal years. Medical costs for 2003 include approximately $150 million of favorable medical cost development related to prior fiscal years.

On an absolute dollar basis, 2004 medical costs increased $6.3 billion, or 30%, over 2003 principally due to the impact of the acquisitions of Oxford, MAMSI and Golden Rule. Excluding the impact of acquisitions, medical costs increased by approximately 8% driven primarily by medical cost inflation and a moderate increase in health care consumption.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for 2004 was 15.4%, down from 16.9% in 2003. This decrease was driven by revenue mix changes, with premium revenues growing at a faster rate than service revenues largely due to recent acquisitions. The existence of premium revenues within our risk-based products cause them to have lower operating cost ratios than fee-based products, which have no premium revenues. Additionally, the decrease in the operating cost ratio reflects productivity gains from technology deployment and other cost management initiatives.

On an absolute dollar basis, operating costs for 2004 increased $868 million, or 18%, over 2003 primarily due to the acquisitions of Oxford, MAMSI and Golden Rule. Excluding the impact of acquisitions, operating costs increased by approximately 3%. This increase was driven by a more than 3% increase in the total number of individuals served by Health Care Services and Uniprise in 2004, excluding the impact of acquisitions, and general operating cost inflation, partially offset by productivity gains from technology deployment and other cost management initiatives.

Depreciation and Amortization

Depreciation and amortization in 2004 was $374 million, an increase of $75 million, or 25%, over 2003. Approximately $42 million of this increase is related to intangible assets acquired in business acquisitions in 2004. The remaining increase of $33 million is due to additional depreciation and amortization from higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2003.

[1] Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to the overall benefit of the AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date, and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

Income Taxes

Our effective income tax rate was 34.9% in 2004, compared to 35.7% in 2003. The decrease was driven mainly by favorable settlements of prior year income tax returns.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES	2004	2003	Percent Change
Health Care Services	**$ 32,673**	$ 24,807	32%
Uniprise	**3,365**	3,107	8%
Specialized Care Services	**2,295**	1,878	22%
Ingenix	**670**	574	17%
Corporate and Eliminations	**(1,785)**	(1,543)	nm
Consolidated Revenues	**$ 37,218**	$ 28,823	29%

EARNINGS FROM OPERATIONS	2004	2003	Percent Change
Health Care Services	**$ 2,810**	$ 1,865	51%
Uniprise	**677**	610	11%
Specialized Care Services	**485**	385	26%
Ingenix	**129**	75	72%
Consolidated Earnings From Operations	**$ 4,101**	$ 2,935	40%

nm — not meaningful

Health Care Services

The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of multistate, mid-sized and local employers and consumers. Ovations delivers health and well-being services to Americans over the age of 50, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice facilitates and manages health care services for state-sponsored Medicaid programs and their beneficiaries.

Health Care Services had revenues of $32.7 billion in 2004, representing an increase of $7.9 billion, or 32%, over 2003, driven primarily by acquisitions since the beginning of 2003. Excluding the impact of acquisitions, Health Care Services revenues increased by approximately $1.9 billion, or 8%, over 2003. UnitedHealthcare accounted for approximately $850 million of this increase, driven by average premium rate increases of approximately 9% on renewing commercial risk-based business and growth in the number of individuals served by fee-based products, partially offset by a slight decrease in the number of individuals served by UnitedHealthcare's commercial risk-based products. Ovations contributed approximately $770 million to the revenue advance over 2003 driven by growth in the number of individuals served by Ovations' Medicare Advantage products and changes in product mix related to Medicare supplement products it provides to AARP members, as well as rate increases on all of these products. The remaining increase in Health Care Services revenues is attributable to growth in the number of individuals served by AmeriChoice's Medicaid programs and Medicaid premium rate increases.

Health Care Services earnings from operations in 2004 were $2.8 billion, representing an increase of $945 million, or 51%, over 2003. This increase primarily resulted from Ovations' and UnitedHealthcare's revenue growth, improved gross margins on UnitedHealthcare's commercial risk-based products and the impact of the acquisitions of Oxford, MAMSI and Golden Rule. UnitedHealthcare's commercial medical care ratio improved to 79.0% in 2004 from 80.0% in 2003. The decrease in the commercial medical care ratio was primarily driven by net premium rate increases that slightly exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services' 2004 operating margin was 8.6%, an increase of 110 basis points over 2003. This increase was principally driven by a combination of the improved commercial medical care ratio and changes in business and customer mix.

The following table summarizes the number of individuals served by Health Care Services, by major market segment and funding arrangement, as of December 31[1]:

(in thousands)	2004	2003
Commercial		
Risk-Based	**7,655**	5,400
Fee-Based	**3,305**	2,895
Total Commercial	**10,960**	8,295
Medicare	**330**	230
Medicaid	**1,260**	1,105
Total Health Care Services	**12,550**	9,630

1 Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare's commercial business as of December 31, 2004, increased by nearly 2.7 million, or 32%, over the prior year. Excluding the 2004 acquisitions of Oxford, MAMSI and a smaller regional health plan, the number of individuals served by UnitedHealthcare's commercial business increased by 245,000. This included an increase of 285,000 in the number of individuals served with fee-based products, driven by new customer relationships and existing customers converting from risk-based products to fee-based products, partially offset by a decrease of 40,000 in the number of individuals served with risk-based products resulting primarily from customers converting to self-funded, fee-based arrangements and a competitive commercial risk-based pricing environment.

Excluding the impact of the Oxford acquisition, the number of individuals served by Ovations' Medicare Advantage products increased by 30,000, or 13%, from 2003. AmeriChoice's Medicaid enrollment increased by 155,000, or 14%, due to organic growth in the number of individuals served and the acquisition of a Medicaid health plan in Michigan in February 2004, resulting in the addition of approximately 95,000 individuals served.

Uniprise

Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans, and provides health-related consumer and financial transaction products and services. Uniprise revenues in 2004 were $3.4 billion, representing an increase of 8% over 2003. This increase was driven primarily by growth of 4% in the number of individuals served by Uniprise, excluding the impact of the acquisition of Definity Health Corporation (Definity) in December 2004, and annual service fee rate increases for self-insured customers. Uniprise served 9.9 million individuals and 9.1 million individuals as of December 31, 2004 and 2003, respectively.

Uniprise earnings from operations in 2004 were $677 million, representing an increase of 11% over 2003. Operating margin for 2004 improved to 20.1% from 19.6% in 2003. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services is a portfolio of specialty health and wellness companies, each serving a specialized market need with a unique offering of benefits, networks, services and resources. Specialized Care Services revenues during 2004 of $2.3 billion increased by $417 million, or 22%, over 2003. This increase was principally driven by an increase in the number of individuals served by United Behavioral Health, its behavioral health benefits business, Dental Benefit Providers, its dental services business, and Spectera, its vision care benefits business; rate increases related to these businesses; and incremental revenues related to businesses acquired since the beginning of 2003 of approximately $100 million.

Earnings from operations in 2004 of $485 million increased $100 million, or 26%, over 2003. Specialized Care Services' operating margin increased to 21.1% in 2004, up from 20.5% in 2003. This increase was driven primarily by operational and productivity improvements within Specialized Care Services' businesses and consolidation of the production and service operation infrastructure to enhance productivity and efficiency and to improve the quality and consistency of service, partially offset by a business mix shift toward higher revenue, lower margin products.

Ingenix

Ingenix is a leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers, and governments. Ingenix revenues in 2004 of $670 million increased by $96 million, or 17%, over 2003. This was driven primarily by new business growth in the health information and clinical research businesses.

Earnings from operations in 2004 were $129 million, up $54 million, or 72%, from 2003. Operating margin was 19.3% in 2004, up from 13.1% in 2003. The increase in earnings from operations and operating margin was primarily due to growth and improving gross margins in the health information and clinical research businesses.

2003 Results Compared to 2002 Results

CONSOLIDATED FINANCIAL RESULTS

Revenues

Consolidated revenues increased by $3.8 billion, or 15%, in 2003 to $28.8 billion. Consolidated revenues increased by approximately 11% as a result of rate increases on premium-based and fee-based services and growth across business segments, and 4% as a result of revenues from businesses acquired since the beginning of 2002. Following is a discussion of 2003 consolidated revenue trends for each of our three revenue components.

Premium Revenues Consolidated premium revenues in 2003 totaled $25.4 billion, an increase of $3.5 billion, or 16%, over 2002. UnitedHealthcare premium revenues increased by $1.8 billion, driven primarily by average premium rate increases of 12% to 13% on renewing commercial risk-based business. Premium revenues from Medicaid programs also increased by approximately $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by our AmeriChoice Medicaid programs since the acquisition date. The remaining premium revenue growth in 2003 was primarily driven by growth in the number of individuals served by Ovations' Medicare supplement products provided to AARP members and its Evercare business, along with growth in several of Specialized Care Services' businesses.

Service Revenues Service revenues in 2003 totaled $3.1 billion, an increase of $224 million, or 8%, over 2002. The increase in service revenues was driven primarily by aggregate growth of 7% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during 2003.

Investment and Other Income Investment and other income totaled $257 million, representing an increase of $37 million over 2002, due primarily to increased capital gains on sales of investments. Net capital gains on sales of investments were $22 million in 2003, compared with net capital losses of $18 million in 2002. Interest income decreased by $3 million in 2003, driven by lower yields on investments, partially offset by the impact of increased levels of cash and fixed-income investments.

Medical Costs

The consolidated medical care ratio decreased from 83.0% in 2002 to 81.4% in 2003. Excluding the AARP business, the medical care ratio decreased 140 basis points from 81.4% in 2002 to 80.0% in 2003. The medical care ratio decrease resulted primarily from net premium rate increases that exceeded overall medical benefit cost increases and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior fiscal years that are identified in the current year are included in total medical costs reported for the current fiscal year. Medical costs for 2003 include approximately $150 million of favorable medical cost development related to prior fiscal years. Medical costs for 2002 include approximately $70 million of favorable medical cost development related to prior fiscal years.

On an absolute dollar basis, 2003 medical costs increased $2.5 billion, or 14%, over 2002. The increase was driven primarily by a rise in medical costs of approximately 10% to 11% due to medical cost inflation and a moderate increase in health care consumption, and incremental medical costs related to businesses acquired since the beginning of 2002.

Operating Costs

The operating cost ratio for 2003 was 16.9%, down from 17.5% in 2002. This decrease was driven primarily by revenue mix changes, with greater growth from premium revenues than from service revenues, and productivity gains from technology deployment and other cost management initiatives. Our premium-based products have lower operating cost ratios than our fee-based products. The impact of operating cost efficiencies in 2003 was partially offset by the continued incremental costs associated with the development, deployment, adoption and maintenance of new technology releases.

On an absolute dollar basis, operating costs for 2003 increased $488 million, or 11%, over 2002. This increase was driven by a 6% increase in total individuals served by Health Care Services and Uniprise during 2003, increases in broker commissions and premium taxes due to increased revenues, general operating cost inflation, and additional operating costs associated with change initiatives and acquired businesses.

Depreciation and Amortization

Depreciation and amortization in 2003 was $299 million, an increase of $44 million over 2002. This increase was due to additional depreciation and amortization from higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2002.

Income Taxes

Our effective income tax rate was 35.7% in 2003, compared to 35.5% in 2002. The change from 2002 was due to changes in business and income mix among states with differing income tax rates.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES

	2003	2002	Percent Change
Health Care Services	$ 24,807	$ 21,552	15%
Uniprise	3,107	2,725	14%
Specialized Care Services	1,878	1,509	24%
Ingenix	574	491	17%
Corporate and Eliminations	(1,543)	(1,257)	nm
Consolidated Revenues	$ 28,823	$ 25,020	15%

EARNINGS FROM OPERATIONS

	2003	2002	Percent Change
Health Care Services	$ 1,865	$ 1,328	40%
Uniprise	610	517	18%
Specialized Care Services	385	286	35%
Ingenix	75	55	36%
Consolidated Earnings From Operations	$ 2,935	$ 2,186	34%

nm — not meaningful

Health Care Services

Health Care Services had revenues of $24.8 billion in 2003, representing an increase of $3.3 billion, or 15%, over 2002. The majority of the increase resulted from an increase of $1.9 billion in UnitedHealthcare revenues, an increase of 14% over 2002. The increase in UnitedHealthcare revenues was driven by average premium rate increases of approximately 12% to 13% on renewing commercial risk-based business and 8% growth in the number of individuals served by fee-based products during 2003. Revenues from Medicaid programs in 2003 increased by $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by AmeriChoice Medicaid programs since the acquisition date. Ovations revenues increased by $319 million, or 5%, primarily due to increases in the number of individuals served by both its Medicare supplement products provided to AARP members and by its Evercare business.

Health Care Services earnings from operations in 2003 were nearly $1.9 billion, representing an increase of $537 million, or 40%, over 2002. This increase primarily resulted from revenue growth and improved gross margins on UnitedHealthcare's risk-based products, growth in the number of individuals served by UnitedHealthcare's fee-based products, and the acquisition of AmeriChoice on September 30, 2002. UnitedHealthcare's commercial medical care ratio improved to 80.0% in 2003 from 81.8% in 2002. The decrease in the commercial medical care ratio was driven primarily by the decrease in net premium rate increases that exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services' 2003 operating margin was 7.5%, an increase of 130 basis points over 2002. This increase was driven by a combination of improved medical care ratios and a shift in commercial product mix from risk-based products to higher-margin, fee-based products.

The following table summarizes the number of individuals served by Health Care Services, by major market segment and funding arrangement, as of December 31[1]:

(in thousands)	2003	2002
Commercial		
Risk-Based	5,400	5,070
Fee-Based	2,895	2,715
Total Commercial	8,295	7,785
Medicare	230	225
Medicaid	1,105	1,030
Total Health Care Services	9,630	9,040

1 Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare's commercial business as of December 31, 2003, increased by 510,000, or 7%, over the prior year. This included an increase of 180,000, or 7%, in the number of individuals served with fee-based products, driven by new customer relationships and existing customers converting from risk-based products to fee-based products. In addition, the number of individuals served by risk-based products increased by 330,000. This increase was driven by the acquisition of Golden Rule in November 2003, which resulted in the addition of 430,000 individuals served, partially offset by customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of risk-based offerings from unprofitable arrangements with customers using multiple benefit carriers.

Ovations' year-over-year Medicare Advantage enrollment remained relatively stable, with 230,000 individuals served as of December 31, 2003. Medicaid enrollment increased by 75,000, or 7%, due to strong growth in the number of individuals served by AmeriChoice over the past year.

Uniprise

Uniprise revenues in 2003 were $3.1 billion, representing an increase of 14% over 2002. This increase was driven primarily by growth of 6% in the number of individuals served by Uniprise during 2003, annual service fee rate increases for self-insured customers, and a change in customer funding mix during 2002. Uniprise served 9.1 million individuals and 8.6 million individuals as of December 31, 2003 and 2002, respectively.

Uniprise earnings from operations in 2003 were $610 million, representing an increase of 18% over 2002. Operating margin for 2003 improved to 19.6% from 19.0% in 2002. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions.

Specialized Care Services

Specialized Care Services revenues during 2003 of $1.9 billion increased by $369 million, or 24%, over 2002. This increase was principally driven by an increase in the number of individuals served by United Behavioral Health, its behavioral health benefits business; Dental Benefit Providers, its dental services business; and Spectera, its vision care benefits business; as well as rate increases related to these businesses.

Earnings from operations in 2003 of $385 million increased $99 million, or 35%, over 2002. Specialized Care Services' operating margin increased to 20.5% in 2003, up from 19.0% in 2002. This increase was driven primarily by operational and productivity improvements at United Behavioral Health.

Ingenix

Ingenix revenues in 2003 of $574 million increased by $83 million, or 17%, over 2002. This was driven primarily by new business growth in the health information business. Earnings from operations in 2003 were $75 million, up $20 million, or 36%, from 2002. Operating margin was 13.1% in 2003, up from 11.2% in 2002. The increase in the operating margin was primarily due to growth in the health information business.

Financial Condition, Liquidity and Capital Resources at December 31, 2004

LIQUIDITY AND CAPITAL RESOURCES

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment management and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors' approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Cash in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash flows generated from operating activities, our primary source of liquidity, are principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care and operating cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2004, a hypothetical unexpected 1% increase in commercial insured medical costs would have reduced net earnings by approximately $105 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, debt covenants and other contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

CASH AND INVESTMENTS

Cash flows from operating activities were $4.1 billion in 2004, representing an increase over 2003 of $1.1 billion, or 38%. This increase in operating cash flows resulted primarily from an increase of $871 million in net income excluding depreciation, amortization and other noncash items. Additionally, operating cash flows increased by $261 million due to cash generated by working capital changes, driven in part by improved cash collections leading to decreases in accounts receivable and increases in unearned premiums, and an increase in medical costs payable. As premium revenues and related medical costs increase, we generate incremental operating cash flows because we collect premium revenues in advance of the claim payments for related medical costs.

We maintained a strong financial condition and liquidity position, with cash and investments of $12.3 billion at December 31, 2004. Total cash and investments increased by $2.8 billion since December 31, 2003, primarily due to $2.4 billion in cash and investments acquired in the Oxford and MAMSI acquisitions and strong operating cash flows, partially offset by common stock repurchases, cash paid for business acquisitions and capital expenditures.

As further described under Regulatory Capital and Dividend Restrictions, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2004, approximately $227 million of our $12.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $37 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

FINANCING AND INVESTING ACTIVITIES

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2004 and 2003, we had commercial paper and debt outstanding of approximately $4.0 billion and $2.0 billion, respectively. Our debt-to-total-capital ratio was 27.3% and 27.8% as of December 31, 2004 and December 31, 2003, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders' equity, while maintaining appropriate liquidity.

On July 29, 2004, our Health Care Services business segment acquired Oxford. Under the terms of the purchase agreement, Oxford shareholders received 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 52.2 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group's share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford's outstanding vested common stock options.

On February 10, 2004, our Health Care Services business segment acquired MAMSI. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group's share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

On December 10, 2004, our Uniprise business segment acquired Definity. Under the terms of the purchase agreement, we paid $305 million in cash in exchange for all of the outstanding stock of Definity. Available cash and commercial paper issuance financed the Definity purchase price.

In July 2004, we issued $1.2 billion of commercial paper to fund the cash portion of the Oxford purchase price. In August 2004, we refinanced the commercial paper by issuing $550 million of 3.4% fixed-rate notes due August 2007, $450 million of 4.1% fixed-rate notes due August 2009 and $500 million of 5.0% fixed-rate notes due August 2014.

In February 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014. We used the proceeds from the February 2004 borrowings to finance a majority of the cash portion of the MAMSI purchase price as described above.

In December and March 2003, we issued $500 million of four-year, fixed-rate notes and $450 million of 10-year, fixed-rate notes with interest rates of 3.3% and 4.9%, respectively. We used the proceeds from the 2003 borrowings to repay commercial paper and maturing term debt, and for general corporate purposes including working capital, capital expenditures, business acquisitions and share repurchases.

We entered into interest rate swap agreements to convert our interest exposure on a majority of these 2003 and 2004 borrowings from a fixed to a variable rate. The interest rate swap agreements on these borrowings have aggregate notional amounts of $2.9 billion. At December 31, 2004, the rate used to accrue interest expense on these agreements ranged from 2.3% to 3.3%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

In June 2004, we executed a $1.0 billion five-year revolving credit facility to support our commercial paper program. This credit facility replaced our existing $450 million revolving facility that was set to expire in July 2005, and our $450 million, 364-day facility that was set to expire in July 2004. As of December 31, 2004, we had no amounts outstanding under this credit facility. Commercial paper increased from $79 million at December 31, 2003, to $273 million at December 31, 2004.

Our debt arrangements and credit facility contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders' equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated "A" by Standard & Poor's (S&P) and Fitch, and "A3" with a positive outlook by Moody's. Our commercial paper is rated "A-1" by S&P, "F-1" by Fitch, and "P-2" with a positive outlook by Moody's. Consistent with our intention of maintaining our senior debt ratings in the "A" range, we intend to maintain our debt-to-total-capital ratio at approximately 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2004, we repurchased 51.4 million shares at an average price of approximately $68 per share and an aggregate cost of approximately $3.5 billion. As of December 31, 2004, we had board of directors' authorization to purchase up to an additional 54.6 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

Under our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities), the remaining issuing capacity of all covered securities is $500 million. We intend to file a new S-3 shelf registration statement during the first half of 2005 to increase our remaining issuing capacity. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of 24.3 million shares of our common stock in connection with acquisition activities. We filed separate S-4 registration statements for the 36.4 million shares issued in connection with the February 2004 acquisition of MAMSI and for the 52.2 million shares issued in connection with the July 2004 acquisition of Oxford described previously.

CONTRACTUAL OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS AND COMMITMENTS

The following table summarizes future obligations due by period as of December 31, 2004, under our various contractual obligations, off-balance sheet arrangements and commitments (in millions):

	2005	2006 to 2007	2008 to 2009	Thereafter	Total
Debt and Commercial Paper[1]	$ 673	$ 950	$1,200	$1,200	$ 4,023
Operating Leases	126	222	140	149	637
Purchase Obligations[2]	103	69	12	–	184
Future Policy Benefits[3]	107	272	224	1,173	1,776
Other Long-Term Obligations[4]	–	–	58	212	270
Total Contractual Obligations	$1,009	$1,513	$1,634	$2,734	$ 6,890

1 Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

2 Minimum commitments under existing purchase obligations for goods and services.

3 Estimated payments required under life and annuity contracts.

4 Includes obligations associated with certain employee benefit programs and minority interest purchase commitments.

Currently, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $4.5 billion in 2004, $4.1 billion in 2003 and $3.7 billion in 2002.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member services expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. As further described in Note 11 to the consolidated financial statements, the RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

Regulatory Capital and Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2004, our regulated subsidiaries had aggregate statutory capital of approximately $4.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to the consolidated financial statements.

MEDICAL COSTS

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than one-half of 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Favorable Development	Net Impact on Medical Costs (a)	Medical Costs		Earnings from Operations	
			As Reported	As Adjusted (b)	As Reported	As Adjusted (b)
2001	$ 30	$ (40)	$ 17,644	$ 17,604	$ 1,566	$ 1,606
2002	$ 70	$ (80)	$ 18,192	$ 18,112	$ 2,186	$ 2,266
2003	$ 150	$ (60)	$ 20,714	$ 20,654	$ 2,935	$ 2,995
2004	$ 210	(c)	$ 27,000	(c)	$ 4,101	(c)

a) The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.

b) Represents reported amounts adjusted to reflect the net impact of medical cost development.

c) Not yet determinable as the amount of prior period development recorded in 2005 will change as our December 31, 2004 medical costs payable estimate develops throughout 2005.

Our estimate of medical costs payable represents management's best estimate of the company's liability for unpaid medical costs as of December 31, 2004, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company's liability for unpaid claims as of December 31, 2004; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2004 estimates of medical costs payable and actual costs payable, excluding the AARP business, 2004 earnings from operations would increase or decrease by $46 million and diluted net earnings per common share would increase or decrease by approximately $0.05 per share.

LONG-LIVED ASSETS

As of December 31, 2004, we had long-lived assets, including goodwill, other intangible assets, property, equipment and capitalized software, of $11.8 billion. We review our goodwill for impairment annually at the reporting unit level, and we review our remaining long-lived assets for impairment when events and changes in circumstances indicate we might not recover their carrying value. To determine the fair value of the respective assets and assess the recoverability of our long-lived assets, we must make assumptions about a wide variety of internal and external factors including estimated future utility and estimated future cash flows, which in turn are based on estimates of future revenues, expenses and operating margins. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets that could materially affect our results of operations and shareholders' equity in the period in which the impairment occurs.

INVESTMENTS

As of December 31, 2004, we had approximately $8.3 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude unrealized gains and losses on investments available for sale from earnings and report them together, net of income tax effects, as a separate component in shareholders' equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2004, our investments had gross unrealized gains of $215 million and gross unrealized losses of $11 million. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statements of Operations. Management judgment is involved in evaluating whether a decline in an investment's fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

REVENUES

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior month changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period's revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We revise estimates of revenue adjustments each period, and record changes in the period they become known.

CONTINGENT LIABILITIES

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverages, if any, for such matters. We do not believe any matters currently threatened or pending will have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.

Inflation

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

Legal Matters

Because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

In Re: Managed Care Litigation: MDL No. 1334. Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers' motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare's further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for September 2005. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings.

The American Medical Association et al. v. Metropolitan Life Insurance Company, United HealthCare Services, Inc. and UnitedHealth Group. On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risks

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates or equity prices. The company's primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

Approximately $12.0 billion of our cash equivalents and investments at December 31, 2004 were debt securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at December 31, 2004, the fair value of our fixed-income investments would decrease or increase by approximately $355 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $3.2 billion of our commercial paper and debt had variable rates of interest and $825 million had fixed rates as of December 31, 2004. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

At December 31, 2004, we had $207 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

Concentrations of Credit Risk

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2004, there were no significant concentrations of credit risk.

Cautionary Statements

The statements contained in Results of Operations and other sections of this Annual Report include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this report, the words and phrases "believes," "anticipates," "intends," "will likely result," "estimates," "projects" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" and known and unknown risks may cause actual results and corporate developments to differ materially from those expected. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update each statement in future filings or communications, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

Many factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our prior communications. Factors that could cause results and developments to differ materially from expectations include, without limitation, (a) increases in medical costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services; (b) increases in costs associated with increased litigation, legislative activity and government regulation and review of our industry; (c) possible impairment of the value of our intangible assets if future results do not adequately support goodwill and intangible assets recorded for businesses that we acquire; (d) heightened competition as a result of new entrants into our market, and consolidation of health care companies and suppliers; (e) failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs or other adverse consequences; (f) events that may negatively affect our contract with AARP; (g) misappropriation of our proprietary technology; (h) our ability to execute contracts on favorable terms with physicians, hospitals and other service providers; (i) increased competition and other uncertainties resulting from changes in Medicare laws; and (j) potential effects of terrorism, particularly bioterrorism, including increased use of health care services, disruption of information and payment systems, and increased health care costs. Additional information about these risks, uncertainties and other matters can be found in our Annual Report on Form 10-K for the year ended December 31, 2004.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)	For the Year Ended December 31, 2004	2003	2002
REVENUES			
Premiums	**$ 33,495**	$ 25,448	$ 21,906
Services	**3,335**	3,118	2,894
Investment and Other Income	**388**	257	220
Total Revenues	**37,218**	28,823	25,020
MEDICAL AND OPERATING COSTS			
Medical Costs	**27,000**	20,714	18,192
Operating Costs	**5,743**	4,875	4,387
Depreciation and Amortization	**374**	299	255
Total Medical and Operating Costs	**33,117**	25,888	22,834
EARNINGS FROM OPERATIONS	**4,101**	2,935	2,186
Interest Expense	**(128)**	(95)	(90)
EARNINGS BEFORE INCOME TAXES	**3,973**	2,840	2,096
Provision for Income Taxes	**(1,386)**	(1,015)	(744)
NET EARNINGS	**$ 2,587**	$ 1,825	$ 1,352
BASIC NET EARNINGS PER COMMON SHARE	**$ 4.13**	$ 3.10	$ 2.23
DILUTED NET EARNINGS PER COMMON SHARE	**$ 3.94**	$ 2.96	$ 2.13
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**626**	589	607
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	**30**	28	29
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**656**	617	636

See Notes to Consolidated Financial Statements.

(in millions, except per share data)	As of December 31, 2004	2003
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 3,991	$ 2,262
Short-Term Investments	514	486
Accounts Receivable, net of allowances of $101 and $88	906	745
Assets Under Management	1,930	2,019
Deferred Income Taxes	353	269
Other Current Assets	547	339
Total Current Assets	8,241	6,120
Long-Term Investments	7,748	6,729
Property, Equipment and Capitalized Software, net of accumulated depreciation and amortization of $660 and $538	1,139	1,032
Goodwill	9,470	3,509
Other Intangible Assets, net of accumulated amortization of $103 and $43	1,205	180
Other Assets	76	64
TOTAL ASSETS	$ 27,879	$ 17,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Medical Costs Payable	$ 5,540	$ 4,152
Accounts Payable and Accrued Liabilities	2,107	1,575
Other Policy Liabilities	1,933	2,117
Commercial Paper and Current Maturities of Long-Term Debt	673	229
Unearned Premiums	1,076	695
Total Current Liabilities	11,329	8,768
Long-Term Debt, less current maturities	3,350	1,750
Future Policy Benefits for Life and Annuity Contracts	1,669	1,517
Deferred Income Taxes and Other Liabilities	814	471
Commitments and Contingencies (Note 12)		
Shareholders' Equity		
Common Stock, $0.01 par value – 1,500 shares authorized; 643 and 583 shares outstanding	6	6
Additional Paid-In Capital	3,095	58
Retained Earnings	7,484	4,915
Accumulated Other Comprehensive Income:		
Net Unrealized Gains on Investments, net of tax effects	132	149
TOTAL SHAREHOLDERS' EQUITY	10,717	5,128
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 27,879	$ 17,634

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gains on Investments	Total Shareholders' Equity	Comprehensive Income
BALANCE AT DECEMBER 31, 2001	617	$ 6	$ 36	$ 3,805	$ 44	$ 3,891	
Issuances of Common Stock, and related tax benefits	26	–	905	–	–	905	
Common Stock Repurchases	(44)	–	(771)	(1,044)	–	(1,815)	
Comprehensive Income							
Net Earnings	–	–	–	1,352	–	1,352	$ 1,352
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	104	104	104
Comprehensive Income							$1,456
Common Stock Dividend	–	–	–	(9)	–	(9)	
BALANCE AT DECEMBER 31, 2002	599	6	170	4,104	148	4,428	
Issuances of Common Stock, and related tax benefits	17	–	490	–	–	490	
Common Stock Repurchases	(33)	–	(602)	(1,005)	–	(1,607)	
Comprehensive Income							
Net Earnings	–	–	–	1,825	–	1,825	$ 1,825
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	1	1	1
Comprehensive Income							$ 1,826
Common Stock Dividend	–	–	–	(9)	–	(9)	
BALANCE AT DECEMBER 31, 2003	**583**	**6**	**58**	**4,915**	**149**	**5,128**	
Issuances of Common Stock, and related tax benefits	**111**	**1**	**6,482**	**–**	**–**	**6,483**	
Common Stock Repurchases	**(51)**	**(1)**	**(3,445)**	**–**	**–**	**(3,446)**	
Comprehensive Income							
Net Earnings	**–**	**–**	**–**	**2,587**	**–**	**2,587**	**$ 2,587**
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	**–**	**–**	**–**	**–**	**(17)**	**(17)**	**(17)**
Comprehensive Income							**$ 2,570**
Common Stock Dividend	**–**	**–**	**–**	**(18)**	**–**	**(18)**	
BALANCE AT DECEMBER 31, 2004	**643**	**$ 6**	**$ 3,095**	**$ 7,484**	**$ 132**	**$10,717**	

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	For the Year Ended December 31, 2004	2003	2002
OPERATING ACTIVITIES			
Net Earnings	**$ 2,587**	$ 1,825	$ 1,352
Noncash Items			
Depreciation and Amortization	**374**	299	255
Deferred Income Taxes and Other	**125**	91	154
Net Change in Other Operating Items, net of effects from acquisitions, and changes in AARP balances			
Accounts Receivable and Other Current Assets	**(30)**	(46)	83
Medical Costs Payable	**322**	276	74
Accounts Payable and Accrued Liabilities	**586**	460	423
Other Policy Liabilities	**37**	87	70
Unearned Premiums	**134**	11	12
CASH FLOWS FROM OPERATING ACTIVITIES	**4,135**	3,003	2,423
INVESTING ACTIVITIES			
Cash Paid for Acquisitions, net of cash assumed and other effects	**(2,225)**	(590)	(302)
Purchases of Property, Equipment and Capitalized Software	**(350)**	(352)	(419)
Purchases of Investments	**(3,190)**	(2,583)	(3,246)
Maturities and Sales of Investments	**4,121**	2,780	2,576
CASH FLOWS USED FOR INVESTING ACTIVITIES	**(1,644)**	(745)	(1,391)
FINANCING ACTIVITIES			
Proceeds from (Payments of) Commercial Paper, net	**194**	(382)	(223)
Proceeds from Issuance of Long-Term Debt	**2,000**	950	400
Payments for Retirement of Long-Term Debt	**(150)**	(350)	–
Common Stock Repurchases	**(3,446)**	(1,607)	(1,815)
Proceeds from Common Stock Issuances	**583**	268	205
Dividends Paid	**(18)**	(9)	(9)
Other	**75**	4	–
CASH FLOWS USED FOR FINANCING ACTIVITIES	**(762)**	(1,126)	(1,442)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,729**	1,132	(410)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**2,262**	1,130	1,540
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 3,991**	$ 2,262	$ 1,130
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Common Stock Issued for Acquisitions	**$ 5,557**	$ –	$ 567

See Notes to Consolidated Financial Statements.

1 Description of Business

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the company," "we," "us," and "our") is a diversified health and well-being company dedicated to making health care work better. Through strategically aligned, market-defined businesses, we design products, provide services and apply technologies that improve access to health and well-being services, simplify the health care experience, promote quality and make health care more affordable.

2 Summary of Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to accounting principles generally accepted in the United States of America and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

USE OF ESTIMATES

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, contingent liabilities, intangible asset valuations, asset impairments and revenues. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

REVENUES

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers' health care services and related administrative costs. We recognize premium revenues in the period in which eligible individuals are entitled to receive health care services. We record health care premium payments we receive from our customers in advance of the service period as unearned premiums.

Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. Under service fee contracts, we recognize revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing medical benefits for their employees and their employees' dependents, and we administer the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Because we do not have the obligation for funding the medical expenses, nor do we have responsibility for delivering the medical care, we do not recognize gross revenue and medical costs for these contracts in our consolidated financial statements.

For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services; transaction processing; customer, consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals.

MEDICAL COSTS AND MEDICAL COSTS PAYABLE

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which we have either not yet received or processed claims, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, provider contract rate changes, medical care consumption and other medical cost trends. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments that generally have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with maturities of less than one year are classified as short-term. We may sell investments classified as long-term before their maturities to fund working capital or for other purposes. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. We classify these investments as held to maturity and report them at amortized cost. All other investments are classified as available for sale and reported at fair value based on quoted market prices.

We exclude unrealized gains and losses on investments available for sale from earnings and report it, net of income tax effects, as a separate component of shareholders' equity. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experiences a decline in value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in Investment and Other Income in our Consolidated Statements of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost or amortized cost of each investment sold.

ASSETS UNDER MANAGEMENT

We administer certain aspects of AARP's insurance program (see Note 11). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. We do not guarantee any rates of return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund (RSF) liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. As such, they are not included in our earnings.

PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development.

We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; from 35 to 40 years for buildings; the shorter of the useful life or remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The weighted-average useful life of property, equipment and capitalized software at December 31, 2004, was approximately five years. The net book value of property and equipment was $543 million and $503 million as of December 31, 2004 and 2003, respectively. The net book value of capitalized software was $596 million and $529 million as of December 31, 2004 and 2003, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the amount by which the purchase price and transaction costs of businesses we have acquired exceed the estimated fair value of the net tangible assets and separately identifiable intangible assets of these businesses. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets with discrete useful lives are amortized on a straight-line basis over their estimated useful lives.

LONG-LIVED ASSETS

We review long-lived assets, including property, equipment, capitalized software and intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future utility and cash flows associated with the assets, to make this decision. An impairment charge is recorded for the amount by which an asset's carrying value exceeds its estimated fair value. We record assets held for sale at the lower of their carrying amount or fair value, less any costs for the final settlement.

OTHER POLICY LIABILITIES

Other policy liabilities include the RSF associated with the AARP program (see Note 11), customer balances related to experience-rated insurance products and the current portion of future policy benefits for life insurance and annuity contracts. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

INCOME TAXES

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

FUTURE POLICY BENEFITS FOR LIFE AND ANNUITY CONTRACTS

Future policy benefits for life insurance and annuity contracts represents account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products.

POLICY ACQUISITION COSTS

For our health insurance contracts, costs related to the acquisition and renewal of customer contracts are charged to expense as incurred. Our health insurance contracts typically have a one-year term and may be cancelled upon 30 days notice by either the company or the customer.

STOCK-BASED COMPENSATION

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the Year Ended December 31,		
(in millions, except per share data)	2004	2003	2002
NET EARNINGS			
As Reported	**$ 2,587**	$ 1,825	$ 1,352
Compensation Expense, net of tax effect	**(132)**	(122)	(101)
Pro Forma	**$ 2,455**	$ 1,703	$ 1,251
BASIC NET EARNINGS PER COMMON SHARE			
As Reported	**$ 4.13**	$ 3.10	$ 2.23
Pro Forma	**$ 3.92**	$ 2.89	$ 2.06
DILUTED NET EARNINGS PER COMMON SHARE			
As Reported	**$ 3.94**	$ 2.96	$ 2.13
Pro Forma	**$ 3.74**	$ 2.76	$ 1.97
WEIGHTED-AVERAGE FAIR VALUE PER SHARE OF OPTIONS GRANTED	**$ 19**	$ 11	$ 14

Information on our stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 9.

NET EARNINGS PER COMMON SHARE

We compute basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. We determine diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares that might be issued upon exercise of common stock options.

DERIVATIVE FINANCIAL INSTRUMENTS

As part of our risk management strategy, we enter into interest rate swap agreements to manage our exposure to interest rate risk. The differential between fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. Our existing interest rate swap agreements convert a portion of our interest rate exposure from a fixed to a variable rate and are accounted for as fair value hedges. Additional information on our existing interest rate swap agreements is included in Note 7.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS No. 123(R)), which amends FASB Statement Nos. 123 and 95. FAS No. 123(R) requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value and recognize the expense over the related service period. Additionally, excess tax benefits, as defined in FAS No. 123(R), will be recognized as an addition to paid-in capital and will be reclassified from operating cash flows to financing cash flows in the Consolidated Statements of Cash Flows. FAS No. 123(R) will be effective for the third quarter of 2005. We are currently evaluating the effect that FAS No. 123(R) will have on our financial position, results of operations and operating cash flows. We have included information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of the original FAS No. 123 within the "Stock-Based Compensation" heading in this note.

In March 2004, the FASB issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF 03-1 includes new guidance for evaluating and recording impairment losses on certain debt and equity investments when the fair value of the investment security is less than its carrying value. In September 2004, the FASB delayed the effective date beyond 2004 for the measurement and recognition provisions until the issuance of additional implementation guidance. The delay does not suspend the requirement to recognize impairment losses as required by existing authoritative literature. We will evaluate the impact of this new accounting standard on our process for determining other-than-temporary impairments of applicable debt and equity securities upon final issuance.

3 Acquisitions

On July 29, 2004, our Health Care Services business segment acquired Oxford Health Plans, Inc. (Oxford). Oxford provides health care and benefit services for individuals and employers, principally in New York City, northern New Jersey and southern Connecticut. This merger strengthened our market position in this region and provided substantial distribution opportunities in this region for our other UnitedHealth Group businesses. Under the terms of the purchase agreement, Oxford shareholders received 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 52.2 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group's share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford's outstanding vested common stock options. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $4.2 billion. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $735 million and associated deferred tax liabilities of $277 million, and goodwill of approximately $3.7 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks, with an estimated weighted-average useful life of 15 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date, which is subject to further refinement, is as follows:

(in millions)	
Cash, Cash Equivalents and Investments	$ 1,674
Accounts Receivable and Other Current Assets	165
Property, Equipment, Capitalized Software and Other Assets	37
Medical Costs Payable	(713)
Other Current Liabilities	(325)
Net Tangible Assets Acquired	$ 838

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for individuals and employers in the mid-Atlantic region of the United States. This merger strengthened UnitedHealthcare's market position in the mid-Atlantic region and provided substantial distribution opportunities for other UnitedHealth Group businesses in this region. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group's share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and $800 million in cash. The purchase price and costs associated with the acquisition exceeded the estimated fair value of the net tangible assets acquired by approximately $2.1 billion. Based on management's consideration of fair value, which included an independent valuation analysis, we have allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of approximately $280 million and associated deferred tax liabilities of approximately $100 million, and goodwill of approximately $1.9 billion. The finite-lived intangible assets consist of member lists, health care physician and hospital networks, and trademarks, with an estimated weighted-average useful life of 17 years. The acquired goodwill is not deductible for income tax purposes. Our estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)	
Cash, Cash Equivalents and Investments	$ 736
Accounts Receivable and Other Current Assets	228
Property, Equipment, Capitalized Software and Other Assets	66
Medical Costs Payable	(283)
Other Current Liabilities	(136)
Net Tangible Assets Acquired	$ 611

The results of operations and financial condition of Oxford and MAMSI have been included in our consolidated financial statements since the acquisition date. The unaudited pro forma financial information presented below assumes that the acquisitions of Oxford and MAMSI had occurred as of the beginning of each respective period presented below. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisitions, the amortization of finite-lived intangible assets arising from the purchase price allocations, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on estimates of fair values, the actual amounts recorded as of the completion of the Oxford purchase price allocation may differ from the information presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the Oxford and MAMSI acquisitions been consummated at the beginning of the respective periods.

(in millions, except per share data)	2004 (Pro Forma Unaudited)	2003 (Pro Forma Unaudited)
Revenues	$ 40,773	$ 36,809
Net Earnings	$ 2,776	$ 2,257
Earnings Per Share:		
Basic	$ 4.21	$ 3.33
Diluted	$ 4.03	$ 3.19

On December 10, 2004, our Uniprise business segment acquired Definity Health Corporation (Definity). Definity is the national market leader in consumer-driven health benefit programs. This acquisition strengthened our position in the emerging consumer-driven health benefits marketplace. We paid $305 million in cash in exchange for all of the outstanding stock of Definity. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $263 million. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $60 million and associated deferred tax liabilities of $21 million, and goodwill of $224 million. The finite-lived intangible assets consist primarily of member lists, with an estimated weighted-average useful life of 15 years. The acquired goodwill is not deductible for income tax purposes. The results of operations and financial condition of Definity have been included in our consolidated financial statements since the acquisition date. The pro forma effects of the Definity acquisition on our consolidated financial statements were not material. Our preliminary estimate of the acquired net tangible assets of $42 million, which is subject to further refinement, consisted mainly of cash, cash equivalents, accounts receivable, property and equipment and other assets partially offset by current liabilities.

For the year ended December 31, 2004, aggregate consideration paid or issued for smaller acquisitions accounted for under the purchase method was $158 million. These acquisitions were not material to our consolidated financial statements.

4 Cash, Cash Equivalents and Investments

As of December 31, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	**$ 3,991**	**$ -**	**$ -**	**$ 3,991**
Debt Securities — Available for Sale	**7,723**	**205**	**(9)**	**7,919**
Equity Securities — Available for Sale	**199**	**10**	**(2)**	**207**
Debt Securities — Held to Maturity	**136**	**-**	**-**	**136**
Total Cash and Investments	**$12,049**	**$ 215**	**$ (11)**	**$12,253**
2003				
Cash and Cash Equivalents	$ 2,262	$ –	$ –	$ 2,262
Debt Securities — Available for Sale	6,737	229	(6)	6,960
Equity Securities — Available for Sale	173	9	(1)	181
Debt Securities — Held to Maturity	74	–	–	74
Total Cash and Investments	$ 9,246	$ 238	$ (7)	$ 9,477

As of December 31, 2004 and 2003, respectively, debt securities consisted of $1,551 million and $1,221 million in U.S. Government and Agency obligations, $2,932 million and $2,617 million in state and municipal obligations, and $3,572 million and $3,196 million in corporate obligations. At December 31, 2004, we held $619 million in debt securities with maturities of less than one year, $2,431 million in debt securities with maturities of one to five years, $2,734 million in debt securities with maturities of five to 10 years and $2,271 million in debt securities with maturities of more than 10 years.

As of December 31, 2004, we had no investments in a continuous unrealized loss position for 12 months or greater. Gross unrealized losses of $11 million were largely due to interest rate increases and relate to debt securities with an aggregate fair value of $1.8 billion at December 31, 2004.

We recorded realized gains and losses on sales of investments, excluding the UnitedHealth Capital disposition described below, as follows:

(in millions)	For the Year Ended December 31, 2004	2003	2002
Gross Realized Gains	**$ 37**	$ 45	$ 57
Gross Realized Losses	**(18)**	(23)	(75)
Net Realized Gains (Losses)	**$ 19**	$ 22	$ (18)

During the first quarter of 2004, we realized a capital gain of $25 million on the sale of certain UnitedHealth Capital investments. With the gain proceeds from this sale, we made a cash contribution of $25 million to the United Health Foundation in the first quarter of 2004. The realized gain of $25 million and the related contribution expense of $25 million are included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

5 Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by segment, during the years ended December 31, 2004 and 2003, were as follows:

(in millions)	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated
Balance at December 31, 2002	$ 1,693	$ 698	$ 363	$ 609	$ 3,363
Acquisitions and Subsequent Payments	77	–	46	23	146
Balance at December 31, 2003	**1,770**	**698**	**409**	**632**	**3,509**
Acquisitions and Subsequent Payments	**5,724**	**205**	**–**	**32**	**5,961**
Balance at December 31, 2004	**$ 7,494**	**$ 903**	**$ 409**	**$ 664**	**$ 9,470**

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2004 and 2003 were as follows:

		December 31, 2004			December 31, 2003		
(in millions)	Weighted-Average Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	15 years	**$1,153**	**$ (46)**	**$1,107**	$ 93	$ (6)	$ 87
Patents, Trademarks and Technology	9 years	**86**	**(39)**	**47**	73	(26)	47
Other	11 years	**69**	**(18)**	**51**	57	(11)	46
Total	14 years	**$1,308**	**$(103)**	**$1,205**	$ 223	$ (43)	$ 180

Amortization expense relating to intangible assets was $62 million in 2004, $18 million in 2003 and $9 million in 2002. Estimated future amortization expense relating to intangible assets for the years ending December 31 are as follows: $99 million in 2005, $96 million in 2006, $88 million in 2007, $82 million in 2008, and $80 million in 2009.

6 Medical Costs Payable

The following table shows the components of the change in medical costs payable for the years ended December 31:

(in millions)	2004	2003	2002
MEDICAL COSTS PAYABLE, BEGINNING OF PERIOD	**$ 4,152**	$ 3,741	$ 3,460
ACQUISITIONS	**1,040**	165	180
REPORTED MEDICAL COSTS			
Current Year	**27,210**	20,864	18,262
Prior Years	**(210)**	(150)	(70)
Total Reported Medical Costs	**27,000**	20,714	18,192
CLAIM PAYMENTS			
Payments for Current Year	**(23,173)**	(17,411)	(15,147)
Payments for Prior Years	**(3,479)**	(3,057)	(2,944)
Total Claim Payments	**(26,652)**	(20,468)	(18,091)
MEDICAL COSTS PAYABLE, END OF PERIOD	**$ 5,540**	$ 4,152	$ 3,741

7 Commercial Paper and Debt

Commercial paper and debt consisted of the following as of December 31:

	2004		2003	
(in millions)	Carrying Value	Fair Value[1]	Carrying Value	Fair Value[1]
Commercial Paper	**$ 273**	**$ 273**	$ 79	$ 79
Floating-Rate Notes due November 2004	**–**	**–**	150	150
7.5% Senior Unsecured Notes due November 2005	**400**	**417**	400	438
5.2% Senior Unsecured Notes due January 2007	**400**	**413**	400	427
3.4% Senior Unsecured Notes due August 2007	**550**	**546**	–	–
3.3% Senior Unsecured Notes due January 2008	**500**	**493**	500	499
3.8% Senior Unsecured Notes due February 2009	**250**	**247**	–	–
4.1% Senior Unsecured Notes due August 2009	**450**	**452**	–	–
4.9% Senior Unsecured Notes due April 2013	**450**	**453**	450	454
4.8% Senior Unsecured Notes due February 2014	**250**	**248**	–	–
5.0% Senior Unsecured Notes due August 2014	**500**	**503**	–	–
Total Commercial Paper and Debt	**4,023**	**4,045**	1,979	2,047
Less Current Maturities	**(673)**	**(690)**	(229)	(229)
Long-Term Debt, less current maturities	**$ 3,350**	**$ 3,355**	$ 1,750	$ 1,818

[1] Estimated based on third-party quoted market prices for the same or similar issues.

As of December 31, 2004, our outstanding commercial paper had interest rates ranging from 2.3% to 2.4%.

We have interest rate swap agreements that qualify as fair value hedges to convert the majority of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $2.9 billion with variable rates that are benchmarked to the six-month LIBOR (London Interbank Offered Rate). At December 31, 2004, the rates used to accrue interest expense on these agreements ranged from 2.3% to 3.3%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

In June 2004, we executed a $1.0 billion five-year revolving credit facility to support our commercial paper program. This credit facility replaced our $450 million revolving facility that was set to expire in July 2005, and our $450 million, 364-day facility that was set to expire in July 2004. As of December 31, 2004, we had no amounts outstanding under this credit facility.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Maturities of commercial paper and debt for the years ending December 31 are as follows: $673 million in 2005, $950 million in 2007, $500 million in 2008, $700 million in 2009, and $1,200 million thereafter.

We made cash payments for interest of $100 million, $94 million and $86 million in 2004, 2003 and 2002, respectively.

8 Shareholders' Equity

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. At December 31, 2004, approximately $227 million of our $12.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $37 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2004, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $4.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

STOCK REPURCHASE PROGRAM

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2004, we repurchased 51.4 million shares at an average price of approximately $68 per share and an aggregate cost of approximately $3.5 billion. As of December 31, 2004, we had board of directors' authorization to purchase up to an additional 54.6 million shares of our common stock.

PREFERRED STOCK

At December 31, 2004, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

9 Stock-Based Compensation Plans

As of December 31, 2004, we had approximately 49.2 million shares available for future grants of stock-based awards under our stock-based compensation plan including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock.

Stock options are granted at an exercise price not less than the fair value of our common stock on the date of grant. They generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Activity under our stock option plan is summarized in the tables below (shares in millions):

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at Beginning of Year	**87.3**	**$ 27**	86.4	$ 21	76.7	$ 15
Granted	**17.1**	**$ 72**	18.4	$ 44	25.0	$ 38
Assumed in Acquisitions	**7.6**	**$ 34**	–	$ –	0.9	$ 30
Exercised	**(21.8)**	**$ 24**	(15.3)	$ 15	(13.2)	$ 14
Forfeited	**(2.1)**	**$ 35**	(2.2)	$ 30	(3.0)	$ 20
Outstanding at End of Year	**88.1**	**$ 37**	87.3	$ 27	86.4	$ 21
Exercisable at End of Year	**44.8**	**$ 22**	42.7	$ 16	41.4	$ 12

As of December 31, 2004	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number *Outstanding*	Weighted-Average Remaining *Option Term (years)*	Weighted-Average *Exercise Price*	Number *Exercisable*	Weighted-Average *Exercise Price*
$ 0 - $20	26.5	4.3	$ 11	26.2	$ 11
$21 - $40	29.4	7.0	$ 34	12.2	$ 32
$41 - $60	18.2	8.0	$ 48	6.2	$ 46
$61 - $85	14.0	9.7	$ 75	0.2	$ 67
$ 0 - $85	88.1	6.8	$ 37	44.8	$ 22

We also maintain a 401(k) plan and an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2004, 2003 and 2002.

To determine compensation expense related to our stock-based compensation plans under the fair value method, the fair value of each option grant is estimated on the date of grant using an option-pricing model. For purposes of estimating the fair value of our employee stock option grants, we utilized a Black-Scholes model during 2002 and a binomial model during 2003 and 2004. The principal assumptions we used in applying the option pricing models were as follows:

	2004	2003	2002
Risk-Free Interest Rate	**3.3%**	2.6%	2.5%
Expected Volatility	**28.5%**	30.9%	40.2%
Expected Dividend Yield	**0.1%**	0.1%	0.1%
Expected Life in Years	**4.2**	4.1	4.5

Information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of FAS No. 123 is included in Note 2.

10 Income Taxes

The components of the provision for income taxes are as follows:

Year Ended December 31, (in millions)	2004	2003	2002
Current Provision			
Federal	**$ 1,223**	$ 932	$ 675
State and Local	**78**	46	57
Total Current Provision	**1,301**	978	732
Deferred Provision	**85**	37	12
Total Provision for Income Taxes	**$ 1,386**	$1,015	$ 744

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

Year Ended December 31, (in millions)	2004	2003	2002
Tax Provision at the U.S. Federal Statutory Rate	**$ 1,391**	$ 994	$ 734
State Income Taxes, net of federal benefit	**54**	29	33
Tax-Exempt Investment Income	**(33)**	(30)	(26)
Other, net	**(26)**	22	3
Provision for Income Taxes	**$ 1,386**	$1,015	$ 744

The components of deferred income tax assets and liabilities are as follows:

As of December 31, (in millions)	2004	2003
Deferred Income Tax Assets		
Accrued Expenses and Allowances	**$ 227**	$ 161
Unearned Premiums	**57**	28
Medical Costs Payable and Other Policy Liabilities	**85**	83
Long-Term Liabilities	**78**	49
Net Operating Loss Carryforwards	**123**	86
Other	**31**	42
Subtotal	**601**	449
Less: Valuation Allowances	**(28)**	(43)
Total Deferred Income Tax Assets	**573**	406
Deferred Income Tax Liabilities		
Capitalized Software Development	**(223)**	(186)
Net Unrealized Gains on Investments	**(72)**	(82)
Intangible Assets	**(406)**	(50)
Property and Equipment	**(63)**	(58)
Other	**(16)**	–
Total Deferred Income Tax Liabilities	**(780)**	(376)
Net Deferred Income Tax Assets (Liabilities)	**$ (207)**	$ 30

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss carryforwards. Federal net operating loss carryforwards expire beginning in 2017 through 2023, and state net operating loss carryforwards expire beginning in 2005 through 2024.

We made cash payments for income taxes of $898 million in 2004, $783 million in 2003 and $458 million in 2002. We increased additional paid-in capital and reduced income taxes payable by $358 million in 2004, $222 million in 2003, and by $133 million in 2002 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

Internal Revenue Service examinations for fiscal years 2000 through 2002 have been completed and the resulting settlements have been included in our 2004 consolidated operating results.

11 AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $4.5 billion in 2004, $4.1 billion in 2003 and $3.7 billion in 2002.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets:

	Balance as of December 31,	
(in millions)	**2004**	2003
Accounts Receivable	**$ 389**	$ 352
Assets Under Management	**$ 1,883**	$ 1,959
Medical Costs Payable	**$ 899**	$ 874
Other Policy Liabilities	**$ 1,162**	$ 1,275
Other Current Liabilities	**$ 211**	$ 162

The effects of changes in balance sheet amounts associated with the AARP program accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

Pursuant to our agreement, AARP assets under management are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. As such, they are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP RSF and were $103 million, $101 million and $102 million in 2004, 2003 and 2002, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the RSF associated with the AARP program. As of December 31, 2004 and 2003, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments associated with the AARP insurance program, included in Assets Under Management, were as follows (in millions):

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	**$ 184**	**$ –**	**$ –**	**$ 184**
Debt Securities — Available for Sale	**1,664**	**37**	**(2)**	**1,699**
Total Cash and Investments	**$1,848**	**$ 37**	**$ (2)**	**$1,883**
2003				
Cash and Cash Equivalents	$ 218	$ –	$ –	$ 218
Debt Securities — Available for Sale	1,655	86	–	1,741
Total Cash and Investments	$1,873	$ 86	$ –	$1,959

As of December 31, 2004 and 2003, respectively, debt securities consisted of $809 million and $711 million in U.S. Government and Agency obligations, $20 million and $16 million in state and municipal obligations and $870 million and $1,014 million in corporate obligations. At December 31, 2004, the AARP assets under management included debt securities of $99 million with maturities of less than one year, $813 million with maturities of one to five years, $464 million with maturities of five to 10 years and $323 million with maturities of more than 10 years.

12 Commitments and Contingencies

LEASES

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2025. Rent expense under all operating leases was $137 million in 2004, $133 million in 2003 and $132 million in 2002.

At December 31, 2004, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows: $126 million in 2005, $116 million in 2006, $106 million in 2007, $78 million in 2008, $62 million in 2009, and $149 million thereafter.

SERVICE AGREEMENTS

We have noncancelable contracts for certain data center operations and support, network and voice communication services, and other services, which expire on various dates through 2009. Expenses incurred in connection with these agreements were $265 million in 2004, $256 million in 2003 and $264 million in 2002. At December 31, 2004, future minimum obligations under our noncancelable contracts were as follows: $103 million in 2005, $55 million in 2006, $14 million in 2007, $9 million in 2008, and $3 million in 2009.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers' motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare's further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for September 2005. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings.

On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

GOVERNMENT REGULATION

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We typically have and are currently involved in various governmental investigations, audits, and reviews. These include routine, regular and special investigations, audits, and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice, and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs. We record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, currently threatened or pending, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

OTHER CONTINGENCIES

In 2002, Oxford, which we acquired on July 29, 2004, entered into agreements with two insurance companies that guaranteed cost reduction targets related to certain orthopedic medical services. In 2003, the insurers sought to rescind or terminate the agreements claiming various misrepresentations and material breaches of the agreements by Oxford. Pursuant to the agreements, Oxford filed claims to recover approximately $50 million of costs incurred and expensed in excess of the cost reduction targets for the period from November 2002 to October 2004. An arbitration hearing with the insurance company holding a large majority of the coverage under the policies was held in January 2005, and a decision was issued on February 22, 2005, denying the insurer's ability to rescind or terminate its agreement. As a result of the decision, Oxford was awarded approximately $30 million in net recoveries. The insurer has not yet indicated whether it will appeal this decision. Oxford will not record the net recoveries until all contingencies have been resolved. We believe that the remaining insurer's claims are also without merit, and we will vigorously seek to enforce our rights.

13 Segment Financial Information

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company's chief operating decision-maker to evaluate our results of operations.

Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management's best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The "Corporate and Eliminations" column also includes eliminations of intersegment transactions.

Substantially all of our operations are conducted in the United States. In accordance with accounting principles generally accepted in the United States of America, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented on the next page because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

The following table presents segment financial information as of and for the years ended December 31, 2004, 2003 and 2002 (in millions):

2004	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Corporate and Eliminations	Consolidated
Revenues — External Customers	**$ 32,333**	**$ 2,688**	**$ 1,363**	**$ 446**	**$ -**	**$ 36,830**
Revenues — Intersegment	**-**	**647**	**914**	**224**	**(1,785)**	**-**
Investment and Other Income	**340**	**30**	**18**	**-**	**-**	**388**
Total Revenues	**$ 32,673**	**$ 3,365**	**$ 2,295**	**$ 670**	**$ (1,785)**	**$ 37,218**
Earnings From Operations	**$ 2,810**	**$ 677**	**$ 485**	**$ 129**	**$ -**	**$ 4,101**
Total Assets[1]	**$ 23,799**	**$ 2,366**	**$ 1,269**	**$ 971**	**$ (879)**	**$ 27,526**
Net Assets[1]	**$ 13,138**	**$ 1,385**	**$ 765**	**$ 795**	**$ (879)**	**$ 15,204**
Purchases of Property, Equipment and Capitalized Software	**$ 147**	**$ 112**	**$ 56**	**$ 35**	**$ -**	**$ 350**
Depreciation and Amortization	**$ 173**	**$ 95**	**$ 44**	**$ 62**	**$ -**	**$ 374**
2003						
Revenues — External Customers	$ 24,592	$ 2,496	$ 1,077	$ 401	$ –	$ 28,566
Revenues — Intersegment	–	583	787	173	(1,543)	–
Investment and Other Income	215	28	14	–	–	257
Total Revenues	$ 24,807	$ 3,107	$ 1,878	$ 574	$(1,543)	$ 28,823
Earnings From Operations	$ 1,865	$ 610	$ 385	$ 75	$ –	$ 2,935
Total Assets[1]	$ 13,597	$ 2,024	$ 1,191	$ 919	$ (366)	$ 17,365
Net Assets[1]	$ 5,008	$ 1,116	$ 710	$ 766	$ (347)	$ 7,253
Purchases of Property, Equipment and Capitalized Software	$ 122	$ 130	$ 48	$ 52	$ –	$ 352
Depreciation and Amortization	$ 116	$ 86	$ 40	$ 57	$ –	$ 299
2002						
Revenues — External Customers	$ 21,373	$ 2,175	$ 897	$ 355	$ –	$ 24,800
Revenues — Intersegment	–	523	598	136	(1,257)	–
Investment and Other Income	179	27	14	–	–	220
Total Revenues	$ 21,552	$ 2,725	$ 1,509	$ 491	$(1,257)	$ 25,020
Earnings From Operations	$ 1,328	$ 517	$ 286	$ 55	$ –	$ 2,186
Total Assets[1]	$ 10,522	$ 1,914	$ 974	$ 902	$ (537)	$ 13,775
Net Assets[1]	$ 4,379	$ 1,097	$ 602	$ 763	$ (517)	$ 6,324
Purchases of Property, Equipment and Capitalized Software	$ 129	$ 159	$ 59	$ 72	$ –	$ 419
Depreciation and Amortization	$ 102	$ 69	$ 36	$ 48	$ –	$ 255

[1] Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $4,054 million, $1,993 million and $1,775 million, income tax-related assets of $353 million, $269 million and $389 million, and income tax-related liabilities of $786 million, $401 million and $510 million as of December 31, 2004, 2003 and 2002, respectively.

14 Quarterly Financial Data (Unaudited)

(in millions, except per share data)	For the Quarter Ended March 31	June 30	September 30	December 31
2004[1]				
Revenues	**$ 8,144**	**$ 8,704**	**$ 9,859**	**$ 10,511**
Medical and Operating Expenses	**$ 7,268**	**$ 7,759**	**$ 8,767**	**$ 9,323**
Earnings From Operations	**$ 876**	**$ 945**	**$ 1,092**	**$ 1,188**
Net Earnings	**$ 554**	**$ 596**	**$ 698**	**$ 739**
Basic Net Earnings per Common Share	**$ 0.92**	**$ 0.98**	**$ 1.09**	**$ 1.14**
Diluted Net Earnings per Common Share	**$ 0.88**	**$ 0.93**	**$ 1.04**	**$ 1.09**
2003				
Revenues	$ 6,975	$ 7,087	$ 7,238	$ 7,523
Medical and Operating Expenses	$ 6,322	$ 6,378	$ 6,475	$ 6,713
Earnings From Operations	$ 653	$ 709	$ 763	$ 810
Net Earnings	$ 403	$ 439	$ 476	$ 507
Basic Net Earnings per Common Share	$ 0.68	$ 0.74	$ 0.81	$ 0.87
Diluted Net Earnings per Common Share	$ 0.65	$ 0.71	$ 0.77	$ 0.83

[1] UnitedHealth Group acquired Oxford in July 2004 for total consideration of approximately $5.0 billion and acquired MAMSI in February 2004 for total consideration of approximately $2.7 billion. These acquisitions affect the comparability of 2004 financial information to prior fiscal years. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group's consolidated financial statements since the respective acquisition dates. See Note 3 for a detailed discussion of these acquisitions.

The management of UnitedHealth Group is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company's internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

> Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

> Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

> Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment and those criteria, we believe that, as of December 31, 2004, the company maintained effective internal control over financial reporting.

The company's independent registered public accounting firm has audited management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004, as stated in the Report of Independent Registered Public Accounting Firm, appearing herein, which expresses unqualified opinions on management's assessment and on the effectiveness of the company's internal controls over financial reporting as of December 31, 2004.

February 28, 2005

William W. McGuire, MD
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 28, 2005

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited management's assessment, included in the accompanying Report of Management, that UnitedHealth Group Incorporated and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 28, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 28, 2005

CORPORATE AND BUSINESS LEADERS

William W. McGuire, MD
Chairman and
Chief Executive Officer

Stephen J. Hemsley
President and
Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

David J. Lubben
General Counsel and Secretary

Jeannine M. Rivet
Executive Vice President

R. Channing Wheeler
Executive Vice President

Reed V. Tuckson, MD
Senior Vice President
Consumer Health and
Medical Care Advancement

L. Robert Dapper
Senior Vice President
Human Capital

John S. Penshorn
Senior Vice President and
Director, Capital Markets
Communications and Strategy

Richard H. Anderson
Executive Vice President,
UnitedHealth Group, and
Chief Executive Officer, Ingenix

Tracy L. Bahl
Chief Executive Officer
Uniprise

William A. Munsell
Chief Executive Officer
Specialized Care Services

Lois Quam
Chief Executive Officer
Ovations

Robert J. Sheehy
Chief Executive Officer
UnitedHealthcare

Anthony Welters
Chief Executive Officer
AmeriChoice

BOARD OF DIRECTORS

William C. Ballard, Jr.
Of Counsel
Greenebaum Doll & McDonald PLLC
A Louisville, Kentucky law firm

Richard T. Burke
Former Chief Executive Officer
and Governor
Phoenix Coyotes
A National Hockey League team

Stephen J. Hemsley
President and
Chief Operating Officer
UnitedHealth Group

James A. Johnson
Vice Chairman
Perseus, LLC
A private merchant banking
and investment firm

Thomas H. Kean
President
Drew University
Chairman, Board of Trustees,
The Robert Wood Johnson
Foundation

Douglas W. Leatherdale
Former Chairman and
Chief Executive Officer
The St. Paul Companies, Inc.
Insurance and related services

William W. McGuire, MD
Chairman and
Chief Executive Officer
UnitedHealth Group

Mary O. Mundinger, DrPH, RN
Dean, School of Nursing and
Centennial Professor in Health
Policy, and Associate Dean,
Faculty of Medicine
Columbia University

Robert L. Ryan
Senior Vice President and
Chief Financial Officer
Medtronic, Inc.
A medical technology company

Donna E. Shalala, PhD
President
University of Miami

William G. Spears
Senior Principal
Spears Grisanti & Brown LLC
A New York City-based investment
counseling and management firm

Gail R. Wilensky, PhD
Senior Fellow
Project HOPE
An international health foundation

AUDIT COMMITTEE
William C. Ballard, Jr.
Thomas H. Kean
Douglas W. Leatherdale

COMPENSATION AND HUMAN RESOURCES COMMITTEE
James A. Johnson
Mary O. Mundinger
William G. Spears

COMPLIANCE AND GOVERNMENT AFFAIRS COMMITTEE
Robert L. Ryan
Donna E. Shalala
Gail R. Wilensky

EXECUTIVE COMMITTEE
William C. Ballard, Jr.
Douglas W. Leatherdale
William W. McGuire
William G. Spears

NOMINATING COMMITTEE
William C. Ballard, Jr.
Thomas H. Kean
Douglas W. Leatherdale
William G. Spears

FINANCIAL PERFORMANCE AT A GLANCE

GROWTH & PROFITS — CONSOLIDATED

(in millions, except per share data)	2004	2003	2002
Revenues	**$ 37,218**	$ 28,823	$25,020
Earnings From Operations	**$ 4,101**	$ 2,935	$ 2,186
Operating Margin	**11.0%**	10.2%	8.7%
Return on Net Assets	**35.3%**	43.7%	37.5%
Net Earnings	**$ 2,587**	$ 1,825	$ 1,352
Net Margin	**7.0%**	6.3%	5.4%
Diluted Net Earnings per Common Share	**$ 3.94**	$ 2.96	$ 2.13

GROWTH & PROFITS — BY SEGMENT

(in millions)	2004	2003	2002
HEALTH CARE SERVICES			
Revenues	**$ 32,673**	$ 24,807	$ 21,552
Earnings From Operations	**$ 2,810**	$ 1,865	$ 1,328
Operating Margin	**8.6%**	7.5%	6.2%
Return on Net Assets	**30.1%**	40.5%	35.5%
UNIPRISE			
Revenues	**$ 3,365**	$ 3,107	$ 2,725
Earnings From Operations	**$ 677**	$ 610	$ 517
Operating Margin	**20.1%**	19.6%	19.0%
Return on Net Assets	**58.2%**	55.2%	48.7%
SPECIALIZED CARE SERVICES			
Revenues	**$ 2,295**	$ 1,878	$ 1,509
Earnings From Operations	**$ 485**	$ 385	$ 286
Operating Margin	**21.1%**	20.5%	19.0%
Return on Net Assets	**66.5%**	59.1%	50.7%
INGENIX			
Revenues	**$ 670**	$ 574	$ 491
Earnings From Operations	**$ 129**	$ 75	$ 55
Operating Margin	**19.3%**	13.1%	11.2%
Return on Net Assets	**16.7%**	9.7%	7.6%

CAPITAL ITEMS

(in millions, except per share data)	2004	2003	2002
Cash Flows From Operating Activities	**$ 4,135**	$ 3,003	$ 2,423
Capital Expenditures	**$ 350**	$ 352	$ 419
Consideration Paid or Issued for Acquisitions	**$ 7,782**	$ 590	$ 869
Debt-to-Total-Capital Ratio	**27.3%**	27.8%	28.5%
Return on Shareholders' Equity	**31.4%**	39.0%	33.0%
Year-End Market Capitalization	**$ 56,603**	$ 33,896	$ 25,005
Year-End Common Share Price	**$ 88.03**	$ 58.18	$ 41.75

MARKET PRICE OF COMMON STOCK

The following table shows the range of high and low sales prices for the company's stock as reported on the New York Stock Exchange for the calendar periods shown through February 15, 2005. These prices do not include commissions or fees associated with purchasing or selling this security.

	High	Low
2005		
First Quarter through February 15, 2005	$ 91.80	$ 85.25
2004		
First Quarter	$ 64.50	$ 55.45
Second Quarter	$ 68.50	$ 58.61
Third Quarter	$ 74.75	$ 59.34
Fourth Quarter	$ 88.76	$ 64.61
2003		
First Quarter	$ 46.35	$ 39.20
Second Quarter	$ 52.67	$ 44.10
Third Quarter	$ 56.25	$ 47.25
Fourth Quarter	$ 58.67	$ 47.58

As of February 15, 2005, the company had 14,227 shareholders of record.

ACCOUNT QUESTIONS

Our transfer agent, Wells Fargo, can help you with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can call our transfer agent toll free at:
(800) 468-9716 or locally at (651) 450-4064.

You can write them at:
Wells Fargo Shareowner Services
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Or you can e-mail our transfer agent at:
stocktransfer@wellsfargo.com

INFORMATION ONLINE

You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet at:
www.unitedhealthgroup.com

INVESTOR RELATIONS

You can contact UnitedHealth Group Investor Relations to order, without charge, financial documents such as the annual report and Form 10-K. You can write to us at:

Investor Relations, MN008-T930
UnitedHealth Group
P.O. Box 1459
Minneapolis, Minnesota 55440-1459

ANNUAL MEETING

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Tuesday, May 3, 2005, at 10 a.m. CDT, at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota.

DIVIDEND POLICY

UnitedHealth Group's board of directors established the company's dividend policy in August 1990. The policy requires the board to review the company's financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

Shareholders of record on April 1, 2004, received an annual dividend for 2004 of $0.03 per share. On February 1, 2005, the board approved an annual dividend for 2005 of $0.03 per share. The dividend will be paid on April 18, 2005, to shareholders of record at the close of business on April 1, 2005.

NEW YORK STOCK EXCHANGE — STOCK LISTING AND CORPORATE GOVERNANCE

The company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol UNH. Pursuant to Section 303A.12(a) of the NYSE listed company manual, the company submitted an unqualified certification of its Chief Executive Officer to the NYSE in 2004. The company has also filed as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004, the Chief Executive Officer and Chief Financial Officer certifications required under the Sarbanes-Oxley Act.



UnitedHealth Group
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

www.unitedhealthgroup.com

UnitedHealth Group®